Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended June 30, 2020

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Q1 Fiscal Year 2021 Highlights	2
3.	Operating Review	3
4.	Investment in New Pacific Metals Corp. (“NUAG”)	10
5.	First Quarter Fiscal 2021 Financial Results	11
6.	Liquidity and Capital Resources	14
7.	Financial Instruments and Related Risks	15
8.	Off-Balance Sheet Arrangements	17
9.	Transactions with Related Parties	17
10.	Alternative Performance (non-IFRS) Measures	18
11.	Critical Accounting Policies and Estimates	20
12.	New Accounting Standards	21
13.	Other MD&A Requirements	21
14.	Outstanding Share Data	21
15.	Risks, Uncertainties, and Contingencies	21
16.	Disclosure Controls and Procedures	25
17.	Directors and Officers	26
Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2020 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2020, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2020, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2020. This MD&A refers to various alternative performance (non-IFRS) measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, and production costs per tonne. Alternative performance (non-IFRS) measures do not have standardized meanings under IFRS. Accordingly, alternative performance (non-IFRS) measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A.

This MD&A is prepared as of August 5, 2020 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated. Figures may not add up precisely due to rounding.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company currently producing silver, gold, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American.

2.	Q1 Fiscal Year 2021 Highlights

  Mined 254,555 tonnes of ore, down 1% compared to the prior year quarter;

  Sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.9 million pounds of lead, and 7.0 million pounds of zinc, representing an increase of 1%, 10%, and 17% in silver, gold and lead sold, and a decrease of 5% in zinc sold, compared to the prior year quarter;

  Revenue of $46.7 million, up 2% or $1.1 million compared to $45.6 million in the prior year quarter;

  Net income attributable to equity shareholders of $15.5 million, or $0.09 per share, compared to $12.6 million or $0.07 per share in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $1.48, compared to negative $2.17 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $5.61, compared to $5.69 in the prior year quarter;

  Cash flow from operations of $30.1 million, compared to $19.9 million in the prior year quarter;

  Gain of $16.4 million on equity investments;

  Receipt of $6.5 million (CAD$9.0 million) break fee from Guyana Goldfields Inc.;

  Paid dividends of $2.2 million, or $0.0125 per share, to equity shareholders;

  Invested $5.8 million in New Pacific Metals Corp. (“NUAG”) to maintain the Company’s ownership interest at 28.8%;

  Strong balance sheet with $178.4 million in cash and cash equivalents and short-term investments, an increase of $35.9 million or 25% compared to March 31, 2020; and

  Investment in NUAG with market value of $178.2 million and other investments of $7.4 million.

[1] Alternative performance (non-IFRS) measure. Please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Review

(a) Consolidated operation performance

The following table summarizes the consolidated operational information for the three months ended June 30, 2020 and 2019:

Consolidated		Three months ended June 30,
		2020	2019	Changes

Production Data
Mine Data
	Ore Mined (tonne)	254,555	257,392	-1%
	Ore Milled (tonne)	262,326	259,542	1%

	Head Grades
	Silver (gram/tonne)	228	254	-10%
	Lead (%)	3.7	3.7	1%
	Zinc (%)	1.6	1.7	-4%

	Recovery Rates
	Silver (%)	93.1	93.5	0%
	Lead (%)	95.1	94.8	0%
	Zinc (%)	79.5	75.7	5%

Cost Data
+	Mining cost per tonne of ore mined ($)	73.91	77.40	-5%
	Cash mining cost per tonne of ore mined ($)	54.97	55.45	-1%
	Depreciation and amortization charges per tonne of ore mined ($)	18.94	21.95	-14%

+	Unit shipping costs ($)	2.50	2.77	-10%

+	Milling costs per tonne of ore milled ($)	11.04	12.49	-12%
	Cash milling costs per tonne of ore milled ($)	9.58	10.63	-10%
	Depreciation and amortization charges per tonne of ore milled ($)	1.46	1.86	-22%

+	Cash production cost per tonne of ore processed ($)	67.05	68.85	-3%
+	All-in sustaining cost per tonne of ore processed ($)	112.59	120.16	-6%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(1.48)	(2.17)	32%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.61	5.69	-1%

Concentrate inventory
	Lead concentrate (tonne)	1,338	4,247	-68%
	Zinc concentrate (tonne)	969	285	240%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,872	1,855	1%
	Gold (in thousands of ounces)	1.1	1.0	10%
	Lead (in thousands of pounds)	20,885	17,842	17%
	Zinc (in thousands of pounds)	6,958	7,334	-5%

Revenue
	Silver (in thousands of $)	26,185	23,558	11%
	Gold (in thousands of $)	1,477	1,082	37%
	Lead (in thousands of $)	14,374	15,178	-5%
	Zinc (in thousands of $)	4,155	5,152	-19%
	Other (in thousands of $)	514	606	-15%
		46,705	45,576	2%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.99	12.70	10%
	Gold ($ per ounce)	1,343	1,082	24%
	Lead ($ per pound)	0.69	0.85	-19%
	Zinc ($ per pound)	0.60	0.70	-14%

+ Alternative performance (Non-IFRS) measures, see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) Mine and Mill Production

For the three months ended June 30, 2020 (“Q1 Fiscal 2021”), on a consolidated basis, the Company mined 254,555 tonnes of ore, a slight decrease of 1% or 2,837 tonnes compared to 257,392 tonnes in the three months ended June 30, 2019 (“Q1 Fiscal 2020”). Ore milled was 262,326 tonnes, a slight increase of 1% or 2,784 tonnes, compared to 259,542 tonnes in Q1 Fiscal 2020.

(ii) Metal Sales

In Q1 Fiscal 2021, the Company sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.9 million pounds of lead, and 7.0 million pounds of zinc, compared to 1.9 million ounces of silver, 1,000 ounces of gold, 17.8 million pounds of lead, and 7.3 million pounds of zinc in Q1 Fiscal 2020.

(iii) Per Tonne Production Costs1

In Q1 Fiscal 2021, the consolidated total mining and cash mining costs were $73.91 and $54.97 per tonne, down 5% and 1% compared to $77.40 and $55.45 per tonne, respectively, in Q1 Fiscal 2020. The decrease in cash mining costs was mainly due to a decrease of $3.70 per tonne in the cash mining costs at the GC mine, offset by an increase of $1.07 per tonne in the cash mining costs at the Ying Mining District.

The consolidated total milling and cash milling costs in Q1 Fiscal 2021 were $11.04 and $9.58 per tonne, down 12% and 10% compared to $12.49 and $10.63 per tonne, respectively, in Q1 Fiscal 2020. The decrease in per tonne cash milling costs was mainly due to a decrease of $0.2 million in labour costs.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q1 Fiscal 2021 was $67.05, down 3% compared to $68.85 in Q1 Fiscal 2020. The consolidated all-in sustaining production costs per tonne of ore processed was $112.59, down 6% compared to $120.16 in Q1 Fiscal 2020. The decrease was mainly due to lower per tonne production costs as discussed above and a $1.6 million decrease in sustaining capital expenditures.

(iv) Costs per Ounce of Silver, Net of By-Product Credits1

In Q1 Fiscal 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.48, compared to negative $2.17, in Q1 Fiscal 2020. The increase in cash cost per ounce of silver, net of by-product credits, was mainly due to a decrease of $1.5 million in by-product sales.

In Q1 Fiscal 2021, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $5.61 compared to $5.69 in Q1 Fiscal 2020. The decrease was mainly due to i) a $1.6 million decrease in sustaining capital expenditures, offset by ii) the increase in cash cost per ounce of silver, net of by-product credits as discussed above.

(v) Exploration and development

In Q1 Fiscal 2021, on a consolidated basis, approximately 36,697 metres or $1.1 million worth of diamond drilling (Q1 Fiscal 2020 – 31,618 metres or $0.9 million) and 10,142 metres or $2.6 million worth of preparation tunnelling (Q1 Fiscal 2020 –12,656 metres or $3.1 million) were completed and expensed as mining preparation costs. In addition, approximately 26,375 metres or $9.0 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2020 – 21,392 metres or $7.4 million) were completed and capitalized.

[1] Alternative performance (non-IFRS) measure. Please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Individual Mine Performance

(i) Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months ended June 30, 2020 and 2019. The Ying Mining District is the Company’s primary sources of production, and consists of several mines, including the SGX, HPG, TLP, LME, LMW, and HZG mines.

Ying Mining District		Three months ended June 30,
		2020	2019	Changes

Production Data
Mine Data
	Ore Mined (tonne)	174,176	176,584	-1%
	Ore Milled (tonne)	177,689	177,681	0%

	Head Grades
	Silver (gram/tonne)	293	330	-11%
	Lead (%)	4.6	4.6	0%
	Zinc (%)	0.8	0.9	-11%

	Recovery Rates
	Silver (%)	94.7	95.8	-1%
	Lead (%)	96.2	95.9	0%
	Zinc (%)	63.8	58.3	9%

Cost Data
+	Mining cost per tonne of ore mined ($)	87.94	91.47	-4%
	Cash mining cost per tonne of ore mined ($)	64.12	63.05	2%
	Depreciation and amortization charges per tonne of ore mined ($)	23.82	28.42	-16%

+	Unit shipping costs ($)	3.64	4.04	-10%

+	Milling costs per tonne of ore milled ($)	10.04	10.93	-8%
	Cash milling cost per tonne of ore milled ($)	8.45	9.15	-8%
	Depreciation and amortization charges per tonne of ore milled ($)	1.59	1.78	-11%

+	Cash production cost per tonne of ore processed ($)	76.21	76.24	0%
+	All-in sustaining cost per tonne of ore processed ($)	116.99	129.14	-9%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(0.87)	(1.44)	40%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	4.14	4.82	-14%

Concentrate inventory
	Lead concentrate (tonne)	1,254	4,208	-70%
	Zinc concentrate (tonne)	177	200	-12%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,672	1,662	1%
	Gold (in thousands of ounces)	1.1	1.0	10%
	Lead (in thousands of pounds)	17,779	14,835	20%
	Zinc (in thousands of pounds)	2,037	2,090	-3%

Revenue
	Silver (in thousands of $)	24,107	21,730	11%
	Gold (in thousands of $)	1,477	1,082	37%
	Lead (in thousands of $)	12,346	12,693	-3%
	Zinc (in thousands of $)	1,371	1,664	-18%
	Other (in thousands of $)	385	605	-36%
		39,686	37,774	5%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.42	13.07	10%
	Gold ($ per ounce)	1,343	1,082	24%
	Lead ($ per pound)	0.69	0.86	-20%
	Zinc ($ per pound)	0.67	0.80	-16%

+ Alternative Performance (Non-IFRS) measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2021, the total ore mined at the Ying Mining District was 174,176 tonnes, a slight decrease of 1% or 2,408 tonnes compared to 176,584 tonnes mined in the prior year quarter. Ore milled was 177,689 tonnes, comparable to 177,681 tonnes in Q1 Fiscal 2020.

Head grades were 293 grams per tonne (“g/t”) for silver, 4.6% for lead, and 0.8% for zinc, compared to 330 g/t for silver, 4.6% for lead, and 0.9% for zinc in the prior year quarter. The variation in silver head grade is mainly related to the Company’s planned mining sequence and is in line with Fiscal 2021 Guidance (defined below).

In Q1 Fiscal 2021, the Ying Mining District sold approximately 1.7 million ounces of silver, 17.8 million pounds of lead, and 2.0 million pounds of zinc, compared to 1.7 million ounces of silver, 14.8 million pounds of lead, and 2.1 million pounds of zinc in the prior year quarter.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2021 were $87.94 and $64.12 per tonne, respectively, compared to $91.47 and $63.05 per tonne in the prior year quarter. The increase in the per tonne cash mining cost was mainly due to a 2% increase in mining preparation costs.

Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2021 were $10.04 and $8.45, respectively, compared to $10.93 and $9.15 in Q1 Fiscal 2020. The decrease in per tonne milling costs was mainly due to a decrease of $0.39 per tonne in labour costs and a decrease of $0.23 per tonne in utility costs.

Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2021 at the Ying Mining District was $76.21, compared to $76.24 in the prior year quarter. The all-in sustaining production cost per tonne of ore processed was $116.99, down 9% compared to $129.14 in Q1 Fiscal 2020. The decrease was mainly due to a $2.0 million decrease in sustaining capital expenditures.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2021 at the Ying Mining District was negative $0.87 compared to negative $1.44 in the prior year quarter. The increase was mainly due to a $0.5 million decrease in by-product sales resulting from a decrease in the net realized selling prices of lead and zinc.

All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2021 at the Ying Mining District was $4.14 compared to $4.82 in Q1 Fiscal 2020. The decrease was mainly due to a $2.0 million decrease in sustaining capital expenditures.

In Q1 Fiscal 2021, approximately 28,485 metres or $0.8 million worth of diamond drilling (Q1 Fiscal 2020 – 23,648 metres or $0.6 million) and 6,207 metres or $1.8 million worth of preparation tunnelling (Q1 Fiscal 2020 – 6,395 metres or $1.7 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 23,108 metres or $7.8 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2020 – 20,895 metres or $7.1 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

The following table summarizes the operational information at the GC Mine for the three months ended June 30, 2020 and 2019:

GC Mine		Three months ended June 30,
		2020	2019	Changes

Production Data
Mine Data
	Ore Mined (tonne)	80,379	80,808	-1%
	Ore Milled (tonne)	84,637	81,861	3%

	Head Grades
	Silver (gram/tonne)	93	95	-2%
	Lead (%)	1.9	1.9	0%
	Zinc (%)	3.4	3.4	0%

	Recovery Rates
	Silver (%) *	82.8	76.8	8%
	Lead (%)	89.8	88.7	1%
	Zinc (%)	87.3	85.7	2%

Cost Data
+	Mining cost per tonne of ore mined ($)	43.50	46.64	-7%
	Cash mining cost per tonne of ore mined ($)	35.13	38.83	-10%
	Depreciation and amortization charges per tonne of ore mined ($)	8.37	7.81	7%

+	Milling cost per tonne of ore milled ($)	13.14	15.88	-17%
	Cash milling cost per tonne of ore milled ($)	11.95	13.85	-14%
	Depreciation and amortization charges per tonne of ore milled ($)	1.19	2.03	-41%

+	Cash production cost per tonne of ore processed ($)	47.08	52.68	-11%
+	All-in sustaining cost per tonne of ore processed ($)	65.84	67.33	-2%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(6.59)	(8.38)	21%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.41	(0.96)	351%

Concentrate inventory
	Lead concentrate (tonne)	84	39	115%
	Zinc concentrate (tonne)	792	85	831%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	200	193	4%
	Lead (in thousands of pounds)	3,106	3,007	3%
	Zinc (in thousands of pounds)	4,921	5,244	-6%

Revenue
	Silver (in thousands of $)	2,078	1,828	14%
	Lead (in thousands of $)	2,028	2,485	-18%
	Zinc (in thousands of $)	2,784	3,488	-20%
	Other (in thousands of $)	129	1	12800%
		7,019	7,802	-10%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	10.39	9.47	10%
	Lead ($ per pound)	0.65	0.83	-22%
	Zinc ($ per pound)	0.57	0.67	-15%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Alternative Performance (Non-IFRS) measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2021, the total ore mined at the GC Mine was 80,379 tonnes, a slight decrease compared to 80,808 tonnes in Q1 Fiscal 2020. Ore milled was 84,637 tonnes, an increase of 3% or 2,776 tonnes compared to 81,861 tonnes in Q1 Fiscal 2020.

Average head grades of ore processed at the GC Mine were 93 g/t for silver, 1.9% for lead, and 3.4% for zinc, compared to 95 g/t for silver, 1.9% for lead, and 3.4% for zinc in Q1 Fiscal 2020. Recovery rates of ore processed were 82.8% for silver, 89.8% for lead, and 87.3% for zinc, compared to 76.8% for silver, 88.7% for lead, and 85.7% for zinc in Q1 Fiscal 2020.

In Q1 Fiscal 2021, GC Mine sold approximately 200,000 ounces of silver, 3.1 million pounds of lead, and 4.9 million pounds of zinc, compared to 193,000 ounces of silver, 3.0 million pounds of lead, and 5.2 million pounds of zinc in Q1 Fiscal 2020.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2021 were $43.50 and $35.13 per tonne, a decrease of 7% and 10%, respectively, compared to $46.64 and $38.83 per tonne, respectively, in Q1 Fiscal 2020. The decrease in the cash mining cost was mainly due to a $0.7 million decrease in mining preparation costs. Total and cash milling costs per tonne at the GC Mine in Q1 Fiscal 2021 were $13.14 and $11.95, a decrease of 17% and 14%, respectively, compared to $15.88 and $13.85, respectively, in Q1 Fiscal 2020. The decrease in cash milling costs was mainly due to a $0.1 million decrease in labour costs.

Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2021 at the GC Mine was $47.08, a decrease of 11% compared to $52.68 in Q1 Fiscal 2020. The all-in sustaining production cost per tonne of ore processed was $65.84, down 2% compared to $67.33 in Q1 Fiscal 2020.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $6.59 compared to negative $8.38 in Q1 Fiscal 2020. The increase was mainly due to a $1.0 million decrease in by-product sales resulting from a decrease in the net realized selling prices of lead and zinc.

All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2021 at the GC Mine was $2.41 compared to negative $0.96 in Q1 Fiscal 2020. The increase was mainly due to i) the increase in cash cost per ounce of silver, net of byproduct credits, as discussed above, and ii) a $0.3 million increase in sustaining capital expenditures.

In Q1 Fiscal 2021, approximately 8,212 metres or $0.3 million worth of underground diamond drilling (Q1 Fiscal 2020 –7,970 metres or $0.3 million) and 3,458 metres or $0.8 million worth of tunnelling (Q1 Fiscal 2020 – 6,261 metres or $1.4 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 3,267 metres or $1.2 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2020 – 497 metres or $0.3 million) were completed and capitalized.

(iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain ongoing production and the market environment. The Company is carrying out activities to apply for new mining licenses, but the process has taken longer than expected. No guarantee can be given that the new mining licenses for the BYP Mine will be issued, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. An updated National Instrument 43-101 Technical Report on the BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed under the Company’s SEDAR profile at www.sedar.com.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Annual Operating Outlook

All references to Fiscal 2021 Guidance in this MD&A refers to the “Fiscal 2021 Production, Cash Cost Guidance” section in the Company’s Fiscal 2020 Annual MD&A dated May 20, 2020 (“Fiscal 2021 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i) Production and Production Costs

The following table summarizes the Q1 Fiscal 2021 production and production costs achieved compared to the respective Fiscal 2021 Guidance:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Q1 Fiscal 2021 Actual Results
Ying Mining District	177,689	293	4.6	0.8	1,544	16,941	1,920	76.21	116.99
GC Mine	84,637	93	1.9	3.4	209	3,135	5,613	47.08	65.84
Consolidated	262,326	228	3.7	1.6	1,753	20,076	7,533	67.05	112.59

Fiscal 2021 Guidance
Ying Mining District	640,000 - 660,000	292	4.3	0.9	5,600-5,800	56,600-58,000	7,000-8,000	74.7-82.5	133.5 - 140.5
GC Mine	290,000 - 310,000	96	1.7	3.3	600-700	9,500-10,500	17,500-18,700	52.2-57.5	78.5 - 82.9
Consolidated	930,000 - 970,000	229-231	3.5-3.5	1.6-1.7	6,200-6,500	66,100-68,500	24,500-26,700	66.6-73.6	122.6-135.5

% of Fiscal 2021 Guidance*
Ying Mining District	27%	100%	107%	89%	27%	30%	26%	97%	85%
GC Mine	28%	97%	112%	103%	32%	31%	31%	86%	82%
Consolidated	28%	99%	106%	97%	28%	30%	29%	96%	87%
* Percentage caculated based on mid-point of the related Fiscal 2021 Guidance

Based on year-to-date production, production costs and the expected production for the remainder of the year, the Company reaffirms its Fiscal 2021 Guidance.

(ii) Development and Capital Expenditures

The following table summarizes the Q1 Fiscal 2021 development work and capitalized expenditures compared to the respective Fiscal 2021 Guidance.

	Capitalized Development and Expenditures
		Ramp Development		Exploration and Development Tunnels	Equipment & Facilities	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	(Metres)	($ Thousand)
Q1 Fiscal 2021 Actual Results
Ying Mining District	2,218	$1,711	20,890	$6,110	$1,038	23,108	$8,859
GC Mine	309	256	2,958	912	193	3,267	1,361
Consolidated	2,527	$1,967	23,848	$7,022	$1,231	26,375	$10,220

Fiscal 2021 Guidance
Ying Mining District	6,700	$5,500	81,300	$26,900	$4,600	88,000	$37,000
GC Mine	1,600	1,400	11,000	3,200	800	12,600	5,400
Consolidated	8,300	$6,900	92,300	$30,100	$5,400	100,600	$42,400

% of Fiscal 2021 Guidance
Ying Mining District	33%	31%	26%	23%	23%	26%	24%
GC Mine	19%	18%	27%	29%	24%	26%	25%
Consolidated	30%	29%	26%	23%	23%	26%	24%

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Based on year-to-date capital expenditures and the expected capital expenditures for the remainder of the year (save for the capital expenditures to be incurred to build an aggregate plant as described below, which was not included in the Company’s Fiscal 2021 Guidance), the Company reaffirms the Fiscal 2021 Guidance.

The Company is investing approximately $2.9 million (approximately RMB¥20.0 million) to construct a 1,000,000 tonnes per year aggregate plant to crush and recycle the waste rock from the Ying Mining District with the goal of supplying the resulting products to the local construction market. The plant is expected to be commissioned in October 2020, and its profits, after capital recovery, will be shared between the local government, the local communities, and employees. This investment demonstrates our ongoing commitment and efforts to minimize our operations’ impacts on the environment and our commitment to create a sustainable contribution to the communities where our people work and live.

(iii) Ongoing Exploration Programs

The Company is currently undertaking extensive drill programs at the Ying and GC Mines with two main objectives: i) areas with existing development and access are being re-examined to define more resources and reserves, which may lead to a substantial reduction in mining and sustaining capital costs associated with the tonnes identified, and ii) areas which may have been overlooked for potential gold mineralization are being tested for different alteration styles from the typical silver-lead zones.

4.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On June 9, 2020, the Company participated in an underwritten offering of common shares of NUAG and acquired an additional 1,320,710 common shares of NUAG for a cost of $5.8 million to maintain its ownership percentage.

As at June 30, 2020, the Company owned 43,917,216 common shares of NUAG (March 31, 2020 – 42,596,506), representing an ownership interest of approximately 28.8% (March 31, 2020 – 28.8%).

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
Share of net loss		(161)
Share of other comprehensive loss		(595)
Foreign exchange impact		1,728
Balance June 30, 2020	43,917,216	$51,332	$178,208

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	First Quarter Fiscal 2021 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Sales	$46,705	$18,859	$44,508	$49,886
Income from mine operations	19,285	3,204	15,769	22,668
Expenses and foreign exchange	(1,677)	1,338	(4,326)	(2,550)
Gain on equity investments	5,466	-	-	-
Finance items	800	(474)	988	682
Net income	18,492	3,525	8,716	15,661
Net income attributable to equity holders of the Company	15,491	3,163	6,283	12,221
Basic earnings per share	0.09	0.02	0.04	0.07
Diluted earnings per share	0.09	0.02	0.04	0.07
Cash dividend declared	2,178	-	2,162	-
Cash dividend declared per share	0.01	-	0.01	-
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Sales	$45,576	$34,952	$42,351	$48,091
Income from mine operations	17,732	13,562	15,967	19,485
Expenses and foreign exchange	(3,873)	(4,029)	(796)	(3,308)
Impairment reversal	-	9,178	-	-
Dilution gain on investment in associate	723	-	-	-
Gain on disposal of mineral rights and properties	1,477		-	-
Finance items	754	706	815	663
Net income	17,301	15,941	10,853	11,077
Net income attributable to equity holders of the Company	12,607	12,107	8,660	8,037
Basic earnings per share	0.07	0.07	0.05	0.05
Diluted earnings per share	0.07	0.07	0.05	0.05
Cash dividend declared	2,125	-	2,112	-
Cash dividend declared per share	0.01	-	0.01	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices. Prior year quarters’ financial information was reclassified to conform with the current quarter’s presentation. The reclassification has no impact on the Company’s financial position and financial performance.

(b) Financial Results – Q1 Fiscal 2021

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2021 was $15.5 million, or $0.09 per share, compared to $12.6 million, or $0.07 per share in Q1 Fiscal 2020.

Compared to the prior year quarter, the Company’s financial results in Q1 Fiscal 2021 were mainly impacted by the following: i) an increase of 1%, 10% and 17% in the amount of silver, gold, and lead sold, respectively; offset by a 5% decrease in the amount of zinc sold; ii) an increase of 10% and 24% in the net realized selling prices for silver and gold, offset by a decrease of 19% and 14% in the net realized selling prices for lead and zinc; iii) gain of $16.4 million recorded on equity investments, of which $5.5 million was reported in profit and $10.9 million was reported in other comprehensive income, offset by a $1.8 million increase in foreign exchange loss; and iv) a $5.9 million increase in income tax expenses.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue in Q1 Fiscal 2021 was $46.7 million, up 2% or $1.1 million compared to $45.6 million in the prior year quarter. The increase was mainly due to i) an increase of $2.4 million in revenue arising from the increase in the amount of silver, gold and lead sold; ii) an increase of $2.7 million in revenue arising from the increase in net realized selling prices for silver and gold; offset by iii) a decrease of $3.6 million in revenue arising from the decrease in net realized selling price for lead and zinc; and iv) a decrease of $0.2 million in revenue due to less zinc sold.; and v) a decrease of $0.1 million in revenue from other metals. Silver, gold and base metal sales represented $26.2 million, $1.5 million, and $19.0 million, respectively, compared to silver, gold and base metals sales of $23.6 million, $1.1 million, and $20.9 million, respectively, in the prior year quarter. Revenue from the Ying Mining District in Q1 Fiscal 2021 was $39.7 million, up 5% compared to $37.8 million in the prior year quarter. Revenue from the GC Mine in Q1 Fiscal 2021 was $7.0 million, down 10% compared to $7.8 million in the prior year quarter.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020
Net realized selling prices	$13.99	$12.70	$1,343	$1,082	$0.69	$0.85	$0.60	$0.70
SME	$17.30	$16.05	$1,682	$1,324	$0.92	$1.09	$1.06	$1.43
LME	$16.33	$14.88	$1,711	$1,327	$0.76	$0.85	$0.89	$1.23

Production costs expensed in Q1 Fiscal 2021 were $17.7 million, a slight decrease compared to $18.0 million in Q1 Fiscal 2020. The production costs expensed represent approximately 264,680 tonnes of ore processed and expensed at a cost of $67.05 per tonne, compared to approximately 261,440 tonnes at $68.85 per tonne in Q1 Fiscal 2020.

Mineral resource taxes in Q1 Fiscal 2021 were $1.34 million, up 7% compared to $1.25 million in Q1 Fiscal 2020, and the increase was mainly due to higher revenue.

Government fees and other taxes in Q1 Fiscal 2021 were $0.5 million, compared to $0.6 million in Q1 Fiscal 2020. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Income from mine operations in Q1 Fiscal 2021 was $19.3 million, or 41% of revenue, compared to $17.7 million or 39% of revenue in Q1 Fiscal 2020. Income from mine operations at the Ying Mining District was $17.6 million or 44% of revenue, compared to $16.0 million or 42% of revenue in Q1 Fiscal 2020. Income from mine operations at the GC Mine was $1.8 million or 26% of revenue, compared to $1.8 million or 23% of revenue in Q1 Fiscal 2020.

General and administrative expenses in Q1 Fiscal 2021 were $4.7 million, an increase of $0.2 million compared to $4.5 million in Q1 Fiscal 2020. The increase was mainly due to an increase of $0.4 million in share-based compensation offset by a decrease of $0.2 million in salaries and benefits. General and administrative expenses include corporate administrative expenses of $2.7 million (Q1 Fiscal 2020 - $2.4 million) and mine administrative expenses of $2.1 million (Q1 Fiscal 2020 -$2.1 million). Items included in general and administrative expenses are as follows:

Property evaluation and business development expenses in Q1 Fiscal 2021 were a recovery of $3.8 million, compared to an expense of $0.1 million in Q1 Fiscal 2020. On April 26, 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfield”), and subsequently amended on May 18, 2020 (collectively, the “Arrangement

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfield terminated the Arrangement Agreement and paid the Company a break fee of $6.5 million (CAD$9.0 million). Net of expenses of $2.5 million, a gain of $4.0 million on this transaction was recorded as a recovery of property evaluation and business development expenses.

Foreign exchange loss in Q1 Fiscal 2021 was $2.7 million, an increase of $1.8 million compared to $0.9 million in Q1 Fiscal 2020. The foreign exchange loss is mainly driven by the appreciation of Canadian dollar against US dollar.

Gain on disposal of mineral rights and properties in Q1 Fiscal 2021 was $nil compared to $1.5 million in Q1 Fiscal 2020. The gain recorded in Q1 Fiscal 2020 was related to the disposal of the XHP project.

Share of loss in an associate in Q1 Fiscal 2021 was $0.2 million (Q1 Fiscal 2020 – $0.3 million), representing the Company’s equity acquisition in NUAG.

Dilution gain in Q1 Fiscal 2021 was $nil compared to $0.7 million in Q1 Fiscal 2020. In Q1 Fiscal 2020, the Company’s ownership in NUAG was diluted to 29.0% from 29.6%.

Gain on equity investments recorded in profit in Q1 Fiscal 2021 was $5.5 million, compared to $nil in Q1 Fiscal 2020. A total gain of $16.4 million on equity investments was reported in the current quarter, of which $10.9 million was recorded in other comprehensive income as the Company made elections to account for equity investments on an instrument-by-instrument basis.

Finance income in Q1 Fiscal 2021 was $0.9 million compared to $0.9 million in Q1 Fiscal 2020. The Company invests in high yield debt instruments.

Finance costs in Q1 Fiscal 2021 were $0.1 million compared to $0.2 million in Q1 Fiscal 2020. Items included in finance costs are summarized below:

	Q1 Fiscal 2021	Q1 Fiscal 2020
Interest on bank loan	$-	$45
Interest on lease obligation	25	23
Loss on disposal of bonds	53	-
Unwinding of discount of environmental rehabilitation provision	69	107
	$147	$175

Income tax expenses in Q1 Fiscal 2021 was $5.4 million, an increase of $5.9 million, compared to an income tax recovery of $0.5 million in Q1 Fiscal 2020. In Q1 Fiscal 2021, the Company recorded current income tax expenses of $4.6 million (Q1 Fiscal 2020 – $1.8 million) and deferred income tax expenses of $0.8 million (Q1 Fiscal 2020 – deferred income tax recovery of $2.2 million). The current income tax expenses in Q1 Fiscal 2020 included withholding tax expenses of $1.1 million, which was paid at a rate of 10% on dividends distributed out of China. The deferred income tax recovery in Q1 Fiscal 2020 was mainly related to the tax benefit recognized arising from the disposal of the XHP Project.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Liquidity and Capital Resources

As at	June 30, 2020	March 31, 2020	Changes
Cash and cash equivalents	$94,024	$65,777	$28,247
Short-term investment	84,362	76,742	7,620
	$178,386	$142,519	$35,867

Working capital	$153,732	$130,351	$23,381

	Three months ended June 30,
	2020	2019	Changes
Cash flow
Cash provided by operating activities	$30,142	$19,898	$10,244
Cash used in investing activities	(965)	(31,337)	30,372
Cash used in financing activities	(3,294)	(6,375)	3,081
Increase (decrease) in cash and cash equivalents	25,883	(17,814)	43,697
Effect of exchange rate changes on cash and cash equivalents	2,364	(304)	2,668
Cash and cash equivalents, beginning of the period	65,777	67,441	(1,664)
Cash and cash equivalents, end of the period	$94,024	$49,323	$44,701

Cash and cash equivalents and short-term investments as at June 30, 2020 were $178.4 million, an increase of $35.9 million or 25%, compared to $142.5 million cash and cash equivalents and short-term investments as at March 31, 2020.

Working capital as at June 30, 2020 was $153.7 million, an increase of $23.4 million or 18%, compared to $130.4 million working capital as at March 31, 2020.

Cash flows provided by operating activities in Q1 Fiscal 2021 were $30.1 million, an increase of $10.2 million, compared to $19.9 million in Q1 Fiscal 2020. The increase was mainly due to i) higher operating income, ii) positive impact from change in non-cash operating working capital, offset by iii) higher income taxes paid. Cash flows provided by operating activities comprised primarily of:

  $22.9 million in operating cash flow from operating activities before changes in non-cash working capital, an increase of $3.1 million, compared to $19.8 million in Q1 Fiscal 2020; and,

  $7.2 million from a reduction in non-cash working capital, compared to $0.2 million in Q1 Fiscal 2020.

Cash flows used in investing activities in Q1 Fiscal 2021 were $1.0 million, a decrease of $30.3 million compared to $31.3 million cash used in investing activities in Q1 Fiscal 2020. The decrease was mainly due to the cash used for acquisition activities offset by the increase in proceeds on disposal of other investment, funds from reclamation deposit, and redemption of short-term investment. Cash flows used in investing activities comprised primarily of:

  $7.9 million spent on mineral exploration and development expenditures (Q1 Fiscal 2020 - $6.8 million);

  $0.8 million spent to acquire plant and equipment (Q1 Fiscal 2020 - $2.1 million);

  $5.5 million spent on other investments (Q1 Fiscal 2020 - $nil);

  $5.8 million payment for additional investment in NUAG (Q1 Fiscal 2020 - $3.0 million); and offset by

  $nil proceeds from the disposal of mineral rights and properties (Q1 Fiscal 2020 - $4.7 million cash received from the disposal of the XHP project);

  $1.8 million in refund on reclamation deposits (Q1 Fiscal 2020 - $nil);

  $16.6 million proceeds from the disposal of other investments (Q1 Fiscal 2020 - $nil); and,

  $0.9 million cash from the net redemption of short-term investments (Q1 Fiscal 2020 - $24.1 million payment for net

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

purchase of short-term investments).

Cash flows used in financing activities in Q1 Fiscal 2021 were $3.3 million, a decrease of $3.1 million compared to $6.4 million in Q1 Fiscal 2020. The decrease was mainly due to:

  $2.2 million cash dividend payment to equity shareholders (Q1 Fiscal 2020 - $2.1 million);

  $3.2 million cash distribution to non-controlling interest (Q1 Fiscal 2020 - $nil), and offset by

  $1.4 million repayment received from a related party (Q1 Fiscal 2020 - $nil);

  $0.8 million cash received arising from exercise of options (Q1 Fiscal 2020 - $0.2 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns on investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing debt or retiring debt. The Company prepares annual budget to facilitate the management of its capital requirements. However, the Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

The Company is not subject to any externally imposed capital requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2020 and March 31, 2020 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$94,024	$-	$-	$94,024
Short-term investments - money market instruments	55,398	-	-	55,398
Short-term investments - investment in Guyana Goldfields	7,511	-	-	7,511
Investments in public companies	5,253	-	-	5,253
Investments in private companies	-	-	2,122	2,122

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private companies	-	-	2,117	2,117

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2020 and March 31, 2020 due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2020 and 2019. (b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

As at	June 30, 2020	March 31, 2020
Fianncial assets denominated in US dollars	$66,525	$60,534

As at June 30, 2020, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.6 million.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at June 30, 2020, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at June 30, 2020. There were no amounts in other receivables which were past due on June 30, 2020 (at March 31, 2020 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to net income and comprehensive income of approximately $0.8 million and $0.5 million, respectively.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three ended June 30, 2020, the Company recovered $161 (three months ended June 30, 2019 - $68), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	In January 2020, Henan Found advanced a loan of $1,426 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum. In May 2020, the loan, including accumulated interest, of $1,423 (RMB¥10.1 million) was repaid.

The balances with related parties are unsecured.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Alternative Performance (non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2020 and 2019: (a) Costs per Ounce of Silver Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

		Three months ended June 30, 2020					Three months ended June 30, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$14,123	$3,624	$-	$-	$17,747	$13,644	4,356	$-	$-	$18,000
By-product sales
Gold		(1,477)	-	-	-	(1,477)	(1,082)	-	-	-	(1,082)
Lead		(12,346)	(2,028)	-	-	(14,374)	(12,693)	(2,485)	-	-	(15,178)
Zinc		(1,371)	(2,784)	-	-	(4,155)	(1,664)	(3,488)	-	-	(5,152)
Other		(385)	(129)	-	-	(514)	(605)	(1)	-	-	(606)
Total by-product sales	B	(15,579)	(4,941)	-	-	(20,520)	(16,044)	(5,974)	-	-	(22,018)
Total cash cost, net of by-product credits	C=A-B	(1,456)	(1,317)	-	-	(2,773)	(2,400)	(1,618)	-	-	(4,018)
Add: Mineral resources tax		1,125	211	-	-	1,336	1,017	234	-	-	1,251
General and administrative		1,395	549	113	2,687	4,744	1,461	484	184	2,353	4,482
Amortization included in general and administrative		(115)	(90)	(83)	(120)	(408)	(111)	(80)	(76)	(84)	(351)
Exploration and business development*		-	-	-	185	185	-	-	-	66	66
Government fees and other taxes		458	81	1	-	540	486	92	1	15	594
Reclamation accretion		55	6	8	-	69	93	6	8	-	107
Lease payment		-	-	-	132	132	-	-	-	101	101
Sustaining capital expenditures		5,454	1,042	-	189	6,685	7,471	697	-	151	8,319
All-in sustaining cost, net of by-product credits	F	6,916	482	39	3,073	10,510	8,017	(185)	117	2,602	10,551
Add: Non-sustaining capital expenditures		1,611	274	87	-	1,972	479	142		-	621
All-in cost, net of by-product credits	G	8,527	756	126	3,073	12,482	8,496	(43)	117	2,602	11,172
Silver ounces sold ('000s)	H	1,672	200	-	-	1,872	1,662	193	-	-	1,855
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$(0.87)	(6.59)	$-	$-	$(1.48)	$(1.44)	(8.38)	$-	$-	$(2.17)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$4.14	$2.41	$-	$-	$5.61	$4.82	(0.96)	$-	$-	$5.69
All-in cost per ounce of silver, net of by-product credits	G/H	$5.10	$3.78	$-	$-	$6.67	$5.11	(0.22)	$-	$-	$6.02

By-product credits per ounce of silver
Gold		(0.88)	-	-	-	(0.79)	(0.65)	-	-	-	(0.58)
Lead		(7.38)	(10.14)	-	-	(7.68)	(7.64)	(12.88)	-	-	(8.18)
Zinc		(0.82)	(13.92)	-	-	(2.22)	(1.00)	(18.07)	-	-	(2.78)
Other		(0.23)	(0.65)	-	-	(0.27)	(0.36)	(0.01)	-	-	(0.33)
Total by-product credits per ounce of silver		$(9.31)	$(24.71)	$-	$-	$(10.96)	$(9.65)	$(30.96)	$-	$-	$(11.87)

(b) Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed.

		Three months ended June 30, 2020					Three months ended June 30, 2019
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$14,123	$3,624	$-	$-	$17,747	$13,644	$4,356	$-	$-	$18,000
Depreciation and amortization as reported		5,015	725	-	-	5,740	5,052	817	-	-	5,869
Change in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(4,474)	(241)	(790)	-	(5,505)	(5,947)	(213)	(834)	-	(6,994)
Add: stockpile and concentrate inventory - Ending		3,404	504	792	-	4,700	5,979	104	816	-	6,899
Adjustment for foreign exchange movement		(326)	(2)	(2)	-	(330)	78	5	18	-	101
		(1,396)	261	-	-	(1,135)	110	(104)	-	-	6
Total production cost		$17,742	$4,610	$-	$-	$21,217	$18,806	$5,069	$-		$23,875
Depreciation and amortization charged to mining costs	A	4,149	673	-	-	4,822	5,019	631	-	-	5,650
Depreciation and amortization charged to milling costs	B	282	101	-	-	383	316	166	-	-	482
Total non-cash production cost		$4,431	$774	$-	$-	$5,205	$5,335	$797	$-		$6,132
Cash mining cost	C	11,168	2,824	-	-	13,992	11,134	3,138	-	-	14,272
Shipping cost	D	642	-	-	-	642	712	-	-	-	712
Cash milling cost	E	1,501	1,011	-	-	2,512	1,625	1,134	-	-	2,759
Total cash production cost		$13,311	$3,835	$-	$-	$17,146	$13,471	$4,272	$-	$-	$17,743
General and administrative		1,395	549	113	2,687	4,744	1,461	484	184	2,353	4,482
Exploration and business development*		-	-	-	185	185	-	-	-	66	66
Amortization included in general and administrative		(115)	(90)	(83)	(120)	(408)	(111)	(80)	(76)	(84)	(351)
Government fees and other taxes		458	81	1	-	540	486	92	1	15	594
Reclamation accretion		55	6	8	-	69	93	6	8	-	107
Lease payment		-	-	-	132	132	-	-	-	101	101
Sustaining capital expenditures		5,454	1,042	-	189	6,685	7,471	697	-	151	8,319
All-in sustaining production cost	F	$20,558	$5,423	$39	$3,073	$29,093	$22,871	$5,471	$117	$2,602	$31,061
Non-sustaining capital expenditures		1,611	274	87	-	1,972	479	142	-	-	621
All in production cost	G	$22,169	$5,697	$126	$3,073	$31,065	$23,350	$5,613	$117	$2,602	$31,682
Ore mined ('000s)	H	174.176	80.379	-	-	254.555	176.584	80.808	-	-	257.392
Ore shipped ('000s)	I	176.317	80.379	-	-	256.696	176.379	80.808	-	-	257.187
Ore milled ('000s)	J	177.689	84.637	-	-	262.326	177.681	81.861	-	-	259.542
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	23.82	8.37	-	-	18.94	28.42	7.81	-	-	21.95
Non-cash milling cost ($/tonne)	L=B/J	1.59	1.19	-	-	1.46	1.78	2.03	-	-	1.86
Non-cash production cost ($/tonne)	M=K+L	$25.41	$9.56	$-	$-	$20.40	$30.20	$9.84	$-	$-	$23.81
Cash mining cost ($/tonne)	N=C/H	64.12	35.13	-	-	54.97	63.05	38.83	-	-	55.45
Shipping costs ($/tonne)	O=D/I	3.64	-	-	-	2.50	4.04	-	-	-	2.77
Cash milling costs ($/tonne)	P=E/J	8.45	11.95	-	-	9.58	9.15	13.85	-	-	10.63
Cash production costs ($/tonne)	Q=N+O+P	$76.21	$47.08	$-	$-	$67.05	$76.24	$52.68	$-	$-	$68.85
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$116.99	$65.84	$-	$-	$112.59	$129.14	$67.33	$-	$-	$120.16
All in costs ($/tonne)	S=P+(G-F)/J	$126.06	$69.08	$-	$-	$120.11	$131.84	$69.06	$-	$-	$122.56

11.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2020, as well as the audited consolidated financial statements for the year ended March 31, 2020.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	New Accounting Standards

(a) Changes in accounting standards

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended March 31, 2020.

(b) Accounting standards not yet effective

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards ae not expected to have a material impact on the Company in the current or future reporting periods. The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorp.ca;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2020.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding: (a) Share Capital Authorized - unlimited number of common shares without par value

Issued and outstanding – 174,444,465 common shares with a recorded value of $245.6 million Shares subject to escrow or pooling agreements - nil (b) Options As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
517,500	$2.60	2021-11-16
366,250	$3.23	2021-03-12
355,000	$3.36	2020-10-02
566,250	$3.40	2021-08-24
622,000	$5.46	2025-05-26
2,427,000

(c) Restricted Share Units (RSUs)

Outstanding – 1,369,999 RSUs outstanding, including 660,999 RSUs with grant date closing price of CAD$4.94 per share, and 709,000 RSUs with grant date closing price of CAD$5.46 per share.

15.	Risks, Uncertainties, and Contingencies

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and/or on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain cost.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;
(ii)	discharge of pollutants or hazardous chemicals;
(iii)	industrial accidents;
(iv)	failure of processing and mining equipment;
(v)	labour disputes;
(vi)	supply problems and delays;
(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;
(viii)	encountering unanticipated ground or water conditions;
(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(x)	periodic interruptions due to inclement or hazardous weather conditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production;
(xiii)	other acts of God or unfavourable operating conditions; and
(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

  Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

  General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

16.	Disclosure Controls and Procedures

(a) Management’s report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Organizations of the Treadway Commission to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary to permit of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) was effective as of June 30, 2020 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

(b) Changes in Internal Control over Financial Reporting

Although the Company migrated its Vancouver head office’s accounting system database to cloud- in Q1 Fiscal 2021, there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2020 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

17.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Dr. Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2020
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine ; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

  COVID–19;

  fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 27